STATEMENT WITH RESPECT TO SHARES
OF
SERIES B PREFERRED STOCK
OF
VERTICALNET, INC.

________________

Pursuant to Section 1522 of

Business Corporation Law of the Commonwealth of Pennsylvania
________________

VERTICALNET, INC., a Pennsylvania corporation (the “Corporation”), certifies that pursuant to the authority contained in ARTICLE EIGHTH of its Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), and in accordance with the provisions of Section 1522 of the Business Corporation Law of the Commonwealth of Pennsylvania, the Board of Directors of the Corporation at a meeting duly called and held on May 29, 2007, duly approved and adopted the following resolution, which resolution remains in full force and effect as of the date hereof:

RESOLVED, that pursuant to the authority vested in the Board of Directors by the Articles of Incorporation, the Board of Directors does hereby designate, create, authorize and provide for the issue of one series of Preferred Stock, having a par value of $0.01 per share, which shall be designated as Series B Preferred Stock (the “Series B Preferred Stock”) consisting of 10,000,000 shares, and each share of Series B Preferred Stock shall have the rights, preferences, privileges and limitations set forth in the Description and Designation of Series B Preferred Stock, attached hereto as Exhibit A.

IN WITNESS WHEREOF, the Corporation has caused this Statement with Respect to Shares of Series B Preferred Stock to be signed by Nathanael V. Lentz, its President, on the 30th day of May 2007.

VERTICALNET, INC.

By:/s/Nathanael V. Lentz
Name: Nathanael V. Lentz
Title: President

EXHIBIT A

Description and Designation of Series B Preferred Stock

1. Designation of Series B Preferred Stock. A total of 10,000,000 shares of the Corporation’s Preferred Stock shall be designated the “Series B Preferred Stock,” par value $0.01 per share.

2. Dividends. The holders of the Series B Preferred Stock shall be entitled to receive, when, if and as declared by the Board of Directors of the Corporation (the “Board”), out of funds legally available therefor, cumulative dividends payable on the terms and subject to the conditions set forth herein.

(a) Dividends on the Series B Preferred Stock shall accrue and shall be cumulative from the date of issuance of the shares of Series B Preferred Stock (the “Date of Original Issue”), whether or not earned or declared by the Board. Until paid, the right to receive dividends on the Series B Preferred Stock shall accumulate, and, on the terms and subject to the conditions set forth herein, shall be payable in shares of Series B Preferred Stock, on the date declared by the Board, on the Mandatory Conversion Date (as defined in Section 6(b)) pursuant to Section 6(b), or on the Redemption Date (as defined in Section 10(e)) pursuant to Section 10 (each, a “Dividend Payment Date”). Each such dividend declared by the Board on the Series B Preferred Stock shall be paid to the holders of record of shares of the Series B Preferred Stock as they appear on the stock register of the Corporation on the record date which shall be the business day next preceding a Dividend Payment Date (each, a “Record Date”). Dividends in arrears for any past dividend period may be declared by the Board and paid on shares of the Series B Preferred Stock on any date fixed by the Board, whether or not a regular Dividend Payment Date, to holders of record of shares of the Series B Preferred Stock as they appear on the Corporation’s stock register on the Record Date. Any dividend payment made on shares of the Series B Preferred Stock shall first be credited against the dividends accumulated with respect to the earliest dividend period for which dividends have not been paid. The shares of Series B Preferred Stock to be issued in payment of dividends shall be valued at a per share amount equal to the Liquidation Preference.

(b) Dividend Periods; Dividend Rate; Calculation of Dividends.

(i) Dividend Periods. The dividend period (each, a “Dividend Period”) shall begin on the Date of Original Issue and end on the Dividend Payment Date.

(ii) Dividend Rate. The dividend rate on each share of Series B Preferred Stock (the “Dividend Rate”), to be paid per annum on the Liquidation Preference (as defined in Section 4(a)) shall be 12%.

(iii) Calculation of Dividends.

(A) The amount of dividends per share of Series B Preferred Stock payable for each Dividend Period or part thereof shall be computed by multiplying the Liquidation Preference by the Dividend Factor (as defined below).

(B) The “Dividend Factor” means the Dividend Rate multiplied by a fraction, the numerator of which is the number of days in the applicable Dividend Period or part thereof on which the share of Series B Preferred Stock was outstanding, and the denominator of which is 365.

(c) No dividends shall be declared or paid or set apart for payment on the shares of Common Stock or any other class or series of capital stock of the Corporation for any dividend period unless full cumulative dividends have been or contemporaneously are declared and paid on the Series B Preferred Stock through the most recent Dividend Payment Date. Without prejudice to the foregoing, if full cumulative dividends have not been paid on shares of the Series B Preferred Stock, all dividends declared on shares of the Series B Preferred Stock shall be paid pro rata to the holders of outstanding shares of the Series B Preferred Stock.

3. Voting Rights.

(a) Except as otherwise provided herein or as provided by law, the holders of the Series B Preferred Stock shall have full voting rights and powers, subject to the Voting Cap (as defined in Section 3(b)) and the Beneficial Ownership Cap (as defined in Section 6(h)(i)), if applicable, equal to the voting rights and powers of holders of Common Stock and shall be entitled to notice of any shareholders meeting in accordance with the Bylaws of the Corporation, as amended (the “Bylaws”), and shall be entitled to vote, with respect to any question upon which holders of Common Stock are entitled to vote, including, without limitation, the right to vote for the election of directors, voting together with the holders of Common Stock as one class. Each holder of shares of Series B Preferred Stock shall be entitled to vote on an As-Converted Basis (as defined below), determined on the record date for the taking of a vote, subject to the Voting Cap set forth in Section 3(b) and the Beneficial Ownership Cap set forth in Section 6(h), or, if no record date is established, at the day prior to the date such vote is taken or any written consent of shareholders is first executed. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series B Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). “As-Converted Basis” means, as of the time of determination, that number of shares of Common Stock which a holder of Series B Preferred Stock would hold if all shares of Series B Preferred Stock held by such holder were converted into shares of Common Stock pursuant to Section 6 hereof (regardless of the number of shares of Common Stock that the Corporation is then authorized to issue) at the then applicable Conversion Value (as defined in Section 6(e)) regardless of whether such shares of Common Stock are then authorized for issuance.

(b) Notwithstanding anything to the contrary contained herein, no holder of shares of Series B Preferred Stock shall cast a number of votes in excess of the number (the “Voting Cap”) determined by (i) dividing (A) the per-share purchase price paid with respect to such holder’s shares of Series B Preferred Stock by (B) the applicable closing bid price (adjusted for any stock dividends, stock splits or similar transactions after such date) for shares of the Common Stock as reported on an Eligible Market (as defined in the Stock and Warrant Purchase Agreement, dated as of May 11, 2007, by and among the Corporation and certain purchasers (the “Purchase Agreement”)) on the Closing Date (as defined in the Purchase Agreement), and (ii) multiplying that quotient by the number of shares of Series B Preferred Stock currently held by such holder which were originally acquired by such holder or a prior transferor from the Corporation pursuant to the Purchase Agreement. If the foregoing calculation results in a fraction of a share, such fraction will be rounded to the nearest whole number (with one-half being rounded upward). Nothing contained in this Section 3(b) shall limit or otherwise restrict the right of any holder of shares of Series B Preferred Stock to convert any shares of Series B Preferred Stock held by such holder into Common Stock or the voting rights that it will have hereunder or upon conversion.

4. Rights on Liquidation.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (any such event being hereinafter referred to as a “Liquidation”), before any distribution of assets of the Corporation shall be made to or set apart for the holders of the Common Stock or any other class of preferred stock, the holders of Series B Preferred Stock shall be entitled to receive payment out of such assets of the Corporation in an amount equal to $0.25 per share of Series B Preferred Stock (such applicable foregoing amount being referred to as the “Liquidation Preference” for the Series B Preferred Stock); provided, however, that such holders’ right to payment shall be subordinate to the rights of the holders of the Corporation’s Senior Secured Convertible Promissory Notes, dated August 16, 2005 (the “Senior Notes”), and the holder of the Senior Subordinated Discount Promissory Note, dated May 15, 2006. If the assets of the Corporation available for distribution to the holders of Series B Preferred Stock shall not be sufficient to make the full payment herein required, such assets shall be distributed pro-rata among the holders of Series B Preferred Stock based on the aggregate Liquidation Preferences of the shares of Series B Preferred Stock held by each such holder.

(b) If the assets of the Corporation available for distribution to shareholders exceed the aggregate amount payable with respect to all shares of Series B Preferred Stock then outstanding, then, after the payment required by paragraph 4(a) above shall have been made or irrevocably set aside, the holders of Common Stock shall be entitled to receive payment of a pro rata portion of such remaining assets based on the aggregate number of shares of Common Stock held or deemed to be held by such holder. The holders of Series B Preferred Stock shall not have the right to participate in such aforementioned distribution.

5. Actions Requiring the Consent of Holders of Series B Preferred Stock. As long as at least 50% of the shares of Series B Preferred Stock purchased by the Investor Purchasers (as defined in the Purchase Agreement) remain outstanding, the consent of the holders of at least 50% of the shares of Series B Preferred Stock purchased by the Investor Purchasers at the time outstanding, given in accordance with the Articles and the Bylaws, shall be necessary for effecting or validating any of the following transactions or acts, whether by merger, consolidation or otherwise:

(a) Any amendment, alteration or repeal of any of the provisions of this Certificate of Designation in a manner that will adversely affect the rights of the holders of the Series B Preferred Stock; provided however, that no such consent shall be required for the Corporation to amend the Articles of Incorporation (the “Articles”) to increase the Corporation’s authorized shares of Common Stock or undesignated Preferred Stock; and

(b) The authorization or creation by the Corporation of, or the increase in the number of authorized shares of, any stock of any class, or any security convertible into stock of any class, or the authorization or creation of any new class of preferred stock (or any action which would result in another series of preferred stock), in each case, ranking in terms of liquidation preference, redemption rights or dividend rights, pari passu with or senior to, the Series B Preferred Stock in any manner; provided, however, that no such consent shall be required for the Corporation to amend the Articles to increase the Corporation’s authorized shares of Common Stock or undesignated Preferred Stock.

6. Conversion.

(a) Right to Convert.

(i) Subject to the limitations set forth herein, including Section 6(h) hereof, the holder of any share or shares of Series B Preferred Stock shall have the right at any time after Shareholder Approval (as defined in Section 9(b)), at such holder’s option, to convert all or any lesser portion of such holder’s shares of Series B Preferred Stock into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (A) the aggregate Liquidation Preference of the shares of Series B Preferred Stock to be converted by (B) the Conversion Value (as defined in Section 6(e)) then in effect for such Series B Preferred Stock. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of any Series B Preferred Stock. With respect to any fraction of a share of Common Stock called for upon any conversion, such fractional share shall be rounded to the nearest whole number (with one-half being rounded upward) and the Corporation shall issue to the holder one share of the Common Stock.

(ii) Notwithstanding anything contained herein to the contrary, those certain Purchasers (as defined in the Purchase Agreement) other than the Investor Purchasers (collectively, the “Non-Investor Purchasers”), shall have no right to convert all or any lesser portion of such Non-Investor Purchaser’s shares of Series B Preferred Stock into  shares of Common Stock: (i) prior to the six (6) month anniversary of the Closing Date; or (ii) while the Corporation is a party to an effective Triggering Agreement (as defined in Section 6(b)(i)) that was entered into prior to the six (6) month anniversary of the Closing Date and the transactions contemplated by such Triggering Agreement have not been consummated.

(b) Mandatory Conversion.

(i) If the Corporation enters into an agreement (a “Triggering Agreement”) that contemplates the occurrence of a Conversion Triggering Event (as defined below), as promptly as practicable following entering into a Triggering Agreement, the Corporation shall deliver a written notice to the holders of the Series B Preferred Stock (the “Company Notice”) that the Corporation intends to convert all of the outstanding Series B Preferred Stock into Common Stock and either the specific date of such conversion or the conditions that must be satisfied prior to the closing of the transactions contemplated by a Triggering Agreement (the “Mandatory Conversion Date”). For a period of 10 days following receipt of the Company Notice, such holder shall have the option (the “Investor Conversion”), exercisable by delivery of an executed Conversion Notice (as defined in Section 6(c)(i)) to elect to receive either (i) an amount equal to the aggregate Liquidation Preference of the shares of Series B Preferred Stock, or (ii) to convert such holder’s shares of the Series B Preferred Stock into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (A) the aggregate Liquidation Preference of the shares of Series B Preferred Stock to be converted by (B) the applicable Conversion Value. In the event that such holder fails to deliver the Conversion Notice with the 10-day period following its receipt of the Company Notice, then such holder’s Series B Preferred Stock shall be converted by the Corporation on the Mandatory Conversion Date into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (A) the aggregate Liquidation Preference of the shares of Series B Preferred Stock to be converted by (B) the applicable Conversion Value, without the requirement of any further action or consent by the holders of shares of Series B Preferred Stock (the “Mandatory Conversion”). Nothing in this Section 6(b) shall be construed so as to limit the right of a holder of Series B Preferred Stock to convert pursuant to Section 6(a) at any time.

(ii) Notwithstanding anything contained herein to the contrary, in the event that a Conversion Triggering Event occurs, or the Corporation enters into a Triggering Agreement and the transactions contemplated by such Triggering Agreement have not been consummated, on or before the six (6) month anniversary of the Closing Date, each Non-Investor Purchaser will only be entitled to receive an amount equal the product of (A) the aggregate Liquidated Preference for such Non-Investor Purchaser’s shares of Series B Preferred Stock, times (B) 1.075; provided, however, that in the event such Conversion Triggering Event occurs, or the Corporation enters into a Triggering Agreement and the transactions contemplated by such Triggering Agreement have not been consummated, within 60 days after the Closing Date, each Non-Investor Purchaser will only be entitled to receive an amount equal the product of (A) the aggregate Liquidated Preference for such Non-Investor Purchaser’s shares of Series B Preferred Stock, times (B) 1.05.

“Conversion Triggering Event” means: a transaction or series of related transactions pursuant to which the Corporation: (i) sells, conveys or disposes of all or substantially all of its assets (the presentation of any such transaction for shareholder approval being conclusive evidence that such transaction involves the sale of all or substantially all of the assets of the Corporation); or (ii) merges or consolidates with or into, or engages in any other business combination with, any other person or entity, in any case that results in the holders of the voting securities of the Corporation immediately prior to such transaction holding or having the right to direct the voting of 50% or less of the total outstanding voting securities of the Corporation or such other surviving or acquiring person or entity immediately following such transaction.

(c) Mechanics of Conversion.

(i) Such right of conversion (other than the Mandatory Conversion) shall be exercised by the holder of shares of Series B Preferred Stock by delivering to the Corporation a conversion notice in the form attached hereto as Exhibit A (the “Conversion Notice”), appropriately completed and duly signed and specifying the number of shares of Series B Preferred Stock that the holder elects to convert (the “Converting Shares”) into shares of Common Stock, and by surrender not later than two (2) business days thereafter of the certificate or certificates representing such Converting Shares. The Conversion Notice shall also contain a statement of the name or names (with addresses and tax identification or social security numbers) in which the certificate or certificates for Common Stock shall be issued, if other than the name in which the Converting Shares are registered. As promptly as practicable after the receipt of the Conversion Notice, the Corporation shall issue and deliver, or cause to be delivered, to the holder of the Converting Shares or such holder’s nominee, a certificate or certificates for the number of  shares of Common Stock issuable upon the conversion of such Converting Shares. Except for conversions resulting from an Investor Conversion or a Mandatory Conversion, all of which shall occur on the Mandatory Conversion Date, such conversion shall be deemed to have been effected as of the close of business on the date of receipt by the Corporation of the Conversion Notice (the “Conversion Date”), and the person or persons entitled to receive the shares of Common Stock issuable upon conversion shall be treated for all purposes as the holder or holders of record of such shares of Common Stock as of the close of business on the Conversion Date.

(ii) Subject to Section 6(c)(iii) (applicable to Mandatory Conversions), the Corporation shall issue certificates representing the shares of Common Stock to be received upon conversion of the Series B Preferred Stock (the “Conversion Shares”) (and certificates for unconverted Series B Preferred Stock) as promptly as practicable following the Conversion Date and shall transmit the certificates by messenger or reputable overnight delivery service to reach the address designated by such holder as promptly as practicable after the receipt by the Corporation of such Conversion Notice. If certificates evidencing the Conversion Shares are not received by the holder within ten (10) business days of the Conversion Notice or, in the event the Corporation has delivered a Company Notice, within ten (10) business days of the Mandatory Conversion Date, then the holder will be entitled to revoke and withdraw its Conversion Notice, in whole or in part, at any time prior to its receipt of those certificates. In lieu of delivering physical certificates representing the Conversion Shares, provided the Corporation’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer (“FAST”) program, upon request of the holder, the Corporation shall use its commercially reasonable efforts to cause its transfer agent to electronically transmit the Common Stock issuable upon conversion, by crediting the account of the holder’s prime broker with DTC through its Deposit Withdrawal Agent Commission (“DWAC”) system. Such holder and the Corporation agree to coordinate with DTC to accomplish this objective. The person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Shares at the close of business on the Conversion Date.

(iii) Subject to the provisions of Section 6(h), in the event of a Mandatory Conversion, each holder’s shares of Series B Preferred Stock subject to such Mandatory Conversion shall be converted on the Mandatory Conversion Date into shares of Common Stock as if such holder thereof had delivered a Conversion Notice with respect to such shares on such date. Promptly thereafter, the holders of the Series B Preferred Stock shall deliver their certificates evidencing the Series B Preferred Stock to the Corporation or its duly authorized transfer agent, and upon receipt thereof, the Corporation shall issue or cause its transfer agent to issue certificates evidencing the Common Stock into which the shares Series B Preferred Stock have been converted as promptly thereafter as is practicable.

(d) Beneficial Ownership Cap. To the extent that any shares of Series B Preferred Stock are not automatically converted upon the occurrence of an Investor Conversion or a Mandatory Conversion on account of the application of Section 6(h), such shares of Series B Preferred Stock shall be deemed converted automatically under this Section 6 at the first moment thereafter when Section 6(h) would not prevent such conversion. Notwithstanding the preceding sentence, upon the occurrence of an Investor Conversion or a Mandatory Conversion, the right to (a) accrue dividends on Series B Preferred Stock and (b) the Liquidation Preference of the Series B Preferred Stock and any special rights of its Series B Preferred Stock shall cease immediately.

(e) Conversion Value. The initial conversion value for the Series B Preferred Stock shall be $0.25, such value to be subject to adjustment in accordance with the provisions of this Section 6. Such conversion value in effect from time to time, as adjusted pursuant to this Section 6, is referred to herein as a “Conversion Value.” All of the remaining provisions of this Section 6 shall apply separately to each Conversion Value in effect from time to time with respect to Series B Preferred Stock.

(f) Stock Dividends, Subdivisions and Combinations. If at any time while the Series B Preferred Stock is outstanding, the Corporation shall:

(i) cause the holders of its Common Stock to be entitled to receive a dividend payable in, or other distribution of, additional shares of Common Stock,

(ii) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or

(iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock,

then in each such case the Conversion Value shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this Paragraph 6(f) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to clauses (ii) or (iii) of this Paragraph 6(f) shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this paragraph occurs during the period that a Conversion Value is calculated hereunder, then the calculation of such Conversion Value shall be adjusted appropriately to reflect such event.

(g) Subsequent Equity Sales.

(i) If, at any time prior to the one (1) year anniversary of the Closing Date while the  shares of Series B Preferred Stock are outstanding, the Corporation issues additional shares of Common Stock or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for shares of Common Stock or otherwise entitling any person or entity to acquire shares of Common Stock (collectively, “Common Stock Equivalents”) at an effective net price to the Corporation per share of Common Stock (the “Effective Price”) less than the Conversion Value, then the Conversion Value shall be reduced to equal the Effective Price. For purposes of this paragraph, in connection with any issuance of any Common Stock Equivalents, (A) the maximum number of shares of Common Stock potentially issuable at any time upon conversion, exercise or exchange of such Common Stock Equivalents (the “Deemed Number”) shall be deemed to be outstanding upon issuance of such Common Stock Equivalents, (B) the Effective Price applicable to such Common Stock shall equal the minimum dollar value of consideration payable to the Corporation to purchase such Common Stock Equivalents and to convert, exercise or exchange them into Common Stock (net of any discounts, fees, commissions and other expenses), divided by the Deemed Number, and (C) no further adjustment shall be made to the Conversion Value upon the actual issuance of Common Stock upon conversion, exercise or exchange of such Common Stock Equivalents. The Effective Price of Common Stock or Common Stock Equivalents issued in any transaction in which more than one type of securities are issued shall give effect to the allocation by the Corporation of the aggregate amount paid for such securities among the different securities issued in such transaction.

(ii) Certain Issues Excepted. Notwithstanding anything herein to the contrary set forth herein, the Corporation shall not be required to make any adjustment to the Conversion Value in connection with (i) securities issued (other than for cash) in connection with a merger, acquisition, or consolidation, (ii) securities issued pursuant to a bona fide firm underwritten public offering with a nationally recognized underwriter of the Corporation’s securities in excess of $5,000,000, (iii) securities issued pursuant to the conversion or exercise of convertible or excercisable securities issued or outstanding on or prior to the date hereof or issued pursuant to the Purchase Agreement, (iv) the shares of Common Stock issuable upon the exercise of warrants issued pursuant to the Purchase Agreement, (v) securities issued in connection with strategic license agreements or other partnering arrangements so long as such issuances are not for the purpose of raising capital, (vi) Common Stock issued or options to purchase Common Stock, restricted stock, restricted stock units or other equity compensation granted or issued pursuant to the Corporation’s equity compensation plans, stock option plans and employee stock purchase plans (whether now existing or hereafter created), (vii) any warrants issued to the placement agent and its designees for the transactions contemplated by the Purchase Agreement; (viii) any Common Stock issued in payment of principal or interest pursuant to the Senior Notes; (ix) any Common Stock or Common Stock Equivalents issued in a Subsequent Financing.

(h) Blocking Provision.

(i) Except as provided otherwise in this Section 6(h)(i), the number of Conversion Shares that may be acquired by any holder, and the number of shares of Series B Preferred Stock that shall be entitled to voting rights under Section 3 hereof, shall be limited to the extent necessary to insure that, following such conversion (or deemed conversion for voting purposes), the number of shares of Common Stock then beneficially owned by such holder and its Affiliates (as defined below) and any other persons or entities whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including shares held by any “group” of which the holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) does not exceed 9.99% of the total number of  shares of Common Stock of the Corporation then issued and outstanding (the “Beneficial Ownership Cap”). For purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and applicable regulations of the Securities and Exchange Commission, and the percentage held by the holder shall be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act. As used herein, the term “Affiliate” means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). With respect to a holder of Series B Preferred Stock, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such holder will be deemed to be an Affiliate of such holder. Each delivery of a Conversion Notice by a holder of Series B Preferred Stock will constitute a representation by such holder that it has evaluated the limitation set forth in this paragraph and determined, subject to the accuracy of information filed under the Securities Act and the Exchange Act by the Corporation with respect to the outstanding Common Stock of the Corporation, that the issuance of the full number of shares of Common Stock requested in such Conversion Notice is permitted under this paragraph. This paragraph shall be construed and administered in such manner as shall be consistent with the intent of the first sentence of this paragraph. Any provision hereof which would require a result that is not consistent with such intent shall be deemed severed herefrom and of no force or effect with respect to the conversion contemplated by a particular Conversion Notice.

(ii) In the event the Corporation is prohibited from issuing shares of Common Stock as a result of any restrictions or prohibitions under applicable law or the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization, the Corporation shall as promptly as practicable use commercially reasonable efforts to seek the approval of its shareholders and take such other action to authorize the issuance of the full number of shares of Common Stock issuable upon the full conversion of the then outstanding shares of Series B Preferred Stock.

(i) Subsequent Financing. In the event that the Corporation fails to close a Subsequent Financing (as defined below) on or prior to December 31, 2007, the Conversion Value for the shares of Series B Preferred Stock held by the Investor Purchasers shall be reduced to $0.15. “Subsequent Financing” means a financing transaction pursuant to which the Corporation sells Common Stock or securities convertible into or exercisable or exchangeable for Common Stock where the Corporation receives aggregate gross proceeds that equal, when added to the aggregate gross proceeds received by the Corporation from the sale of the shares of Series B Preferred Stock under the Purchase Agreement, at least $6,000,000.

7. Other Provisions Applicable to Adjustments. The following provisions shall be applicable to the making of adjustments to the number of shares of Common Stock into which the Series B Preferred Stock is convertible and the current Conversion Value provided for in Section 6:

(a) When Adjustments to be Made. The adjustments required by Section 6 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any adjustment to the Conversion Value that would otherwise be required may be postponed (except in the case of a subdivision or combination of shares of the Common Stock, as provided for in Section 6(f)) up to, but not beyond the Conversion Date if such adjustment either by itself or with other adjustments not previously made adds or subtracts less than 1% of the shares of Common Stock into which the Series B Preferred Stock is convertible immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) which is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by Section 6 and not previously made, would result in a minimum adjustment or on the Conversion Date. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

(b) Fractional Interests. In computing adjustments under Section 6, fractional interests in Common Stock shall be taken into account to the nearest 1/100th of a share.

(c) Escrow of Stock. If after any property becomes distributable pursuant to Section 6 by reason of the taking of any record of the holders of Common Stock, but prior to the occurrence of the event for which such record is taken, a holder of the Series B Preferred Stock either converts the Series B Preferred Stock or such holder is unable to convert shares pursuant to Section 6(h), such holder of Series B Preferred Stock shall continue to be entitled to receive any shares of Common Stock issuable upon conversion under Section 6 by reason of such adjustment (as if such Series B Preferred Stock were not yet converted) and such shares or other property shall be held in escrow for the holder of the Series B Preferred Stock by the Corporation to be issued to holder of the Series B Preferred Stock upon and to the extent that the event actually takes place. Notwithstanding any other provision to the contrary herein, if the event for which such record was taken fails to occur or is rescinded, then such escrowed shares shall be canceled by the Corporation and escrowed property returned to the Corporation.

8. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Value pursuant to Section 6(f), the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series B Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Value at the time in effect for the Series B Preferred Stock and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Series B Preferred Stock owned by such holder (without regard to the ownership limitations set forth in Section 6(h)).

9. Shareholder Approval.

(a) Proposals. Pursuant to Section 3.1(i)(iii) of the Purchase Agreement, following the date hereof, the Corporation shall solicit approval of the holders of Common Stock of at its next annual meeting (the “Next Annual Meeting”) of (i) an amendment to the Articles to increase the number of authorized shares of Common Stock by at least 35,000,000 shares (the “Articles Amendment”), (ii) the issuance of shares of Common Stock upon conversion of the shares of Series B Preferred Stock in excess of 4,283,571, which represents 19.99% of the shares of Common Stock outstanding on the day immediately prior to the Closing Date (the “Issuable Maximum”) as required by the Nasdaq Marketplace Rules then in effect (the “Nasdaq Proposal”), and (iii) to the extent that making the shares of Series B Preferred Stock convertible into shares of Common Stock as well as the issuance of the warrants to purchase shares of Common Stock pursuant to the Purchase Agreement may constitute a change of control under the Nasdaq Marketplace Rules, the approval of such change of control (the “Control Proposal” and together with the Articles Amendment and the Nasdaq Proposal, the “Proposals”).

(b) Prior to Receiving Shareholder Approval of all Proposals. Notwithstanding anything contained herein to the contrary, prior to obtaining approval of holders of Common Stock of all the Proposals (“Shareholder Approval”) at the Next Annual Meeting:

(i) the holders of the shares of Series B Preferred Stock shall have no rights under (A) Section 3 (Voting Rights) and (B) Section 6 (Conversion) subsections (a) – (c); and

(ii) upon the occurrence of a Conversion Triggering Event, each holder of the shares of Series B Preferred Stock shall only be entitled to receive an amount in cash equal to the total of (A) such holder’s Liquidation Preference of the shares of Series B Preferred Stock, plus (B) an amount equal to the value of all accrued and unpaid dividends on the shares of Series B Preferred Stock to be issued in kind, at the per share value equal to the Liquidation Preference (the “Triggered Dividend”); provided, however, that in the event that such Conversion Triggering Event occurs prior to August 1, 2007 or such Conversion Triggering Event is pursuant to a Triggering Agreement entered into prior to August 1, 2007, the Non-Investor Purchasers shall not be entitled to receive the Triggered Dividend.

(c) Following the Receipt of Shareholder Approval. Notwithstanding anything contained herein to the contrary, following Shareholder Approval at the Next Annual Meeting:

(i) the holders of the shares of Series B Preferred Stock shall be entitled to exercise any of the rights under (A) Section 3 (Voting Rights) and (B) Section 6 (Conversion) subsections (a) – (c);

(ii) the holders of the shares of Series B Preferred Stock shall not be entitled to receive any dividends pursuant to Section 2 (Dividends), the Corporation shall have no obligation or liability under such section, including with respect to any accrued but unpaid dividends, and such section shall be of no further force or effect; provided, however, that the Corporation shall not be entitled to the reimbursement for any dividends paid to the holders of shares of Series B Preferred Stock prior to Shareholder Approval; and

(iii) the holders of the shares of Series B Preferred Stock shall have no rights, and the Corporation shall not be obligated in any way, under Section 10 (Redemption), which section shall be null and void and of no further force or effect.

(d) Failure to Obtain Shareholder Approval. Notwithstanding anything contained herein to the contrary, in the event that Shareholder Approval has not been obtained at the Next Annual Meeting, then from and after the date of the Next Annual Meeting:

(i) the holders of the shares of Series B Preferred Stock shall be entitled to exercise any of the rights under Section 6 (Conversion) subsections (a) and (c); provided, however, that the aggregate number of shares of Common Stock to be issued upon conversion of the shares of Series B Preferred Stock shall not equal or exceed the lesser of (A) Issuable Maximum, or (B) 2,175,000 shares of Common Stock, which represents the number of shares of Common Stock equal to 25% of the shares of Series B Preferred Stock on an As-Converted Basis as of the Closing Date (such lesser amount, the “Conversion Cap”), unless the Corporation has obtained the Shareholder Approval. In the event that the aggregate number of shares of Common Stock that would be issued upon conversion of the  shares of Series B Preferred Stock equals or exceeds the Conversion Cap, and the Corporation has failed to obtain the Shareholder Approval, then the number of shares of Common Stock which the holder of shares of Series B Preferred Stock would be entitled to acquire through the conversion of the shares of Preferred Stock shall be reduced pro rata among holders of  shares of Series B Preferred Stock (in proportion to a fraction, the numerator of which shall be the total number of shares of Common Stock issuable to the holder of shares of Series B Preferred Stock upon conversion of such shares of Series B Preferred Stock, and the denominator of which shall be the aggregate number of shares of Common Stock issuable upon conversion of all shares of Series B Preferred Stock) so that the aggregate number of shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock does not equal or exceed the Conversion Cap;

(ii) each holder of the shares of Series B Preferred Stock shall be entitled to exercise the rights under Section 3 (Voting Rights); provided, however, that such holder will only be entitled to cast the number of votes equal to such holder’s pro rata portion of the shares of Common Stock that have not been issued up to the Conversion Cap (in proportion to a fraction, the numerator of which shall be the total number of shares of Common Stock issuable to the holder of shares of Series B Preferred Stock upon conversion of such shares of Series B Preferred Stock, and the denominator of which shall be the aggregate number of shares of Common Stock issuable upon conversion of all shares of Series B Preferred Stock); provided, further, that such holder will not be entitled to cast any votes (whether as a holder of Common Stock or as a holder of Series B Preferred Stock voting on an As-Converted Basis) on any resubmission of the Nasdaq Proposal to the holders of Common Stock for approval following the Next Annual Meeting;

(iii) upon the occurrence of a Conversion Triggering Event, each holder of the shares of Series B Preferred Stock shall only be entitled to receive an amount in cash equal to the total of (A) such holder’s Liquidation Preference of the shares of Series B Preferred Stock, plus (B) the Triggered Dividend; provided, however, that in the event that such Conversion Triggering Event occurs prior to August 1, 2007 or such Conversion Triggering Event is pursuant to a Triggering Agreement entered into prior to August 1, 2007, the Non-Investor Purchasers shall not be entitled to receive the Triggered Dividend;

(iv) to the extent that there are sufficient authorized shares of Series B Preferred Stock available for issuance, each holder of the shares of Series B Preferred Stock shall be entitled to receive dividends on such holder’s shares of Series B Preferred Stock not entitled to be converted into Common Stock in accordance with the Conversion Cap, on the terms and conditions set forth in Section 2, payable in shares of Series B Preferred Stock on: (A) the Mandatory Conversion Date (as defined in Section 6(b)) pursuant to Section 6(b); (B) the Redemption Date (as defined in Section 10(e)) pursuant to Section 10; or (C) the first business day of the third full calendar month following the Next Annual Meeting (the “First Quarter”) and thereafter on the first business day of each third full calendar month following the First Quarter; provided, however, the Dividend Rate with respect to such shares of Series B Preferred Stock not entitled to be converted into Common Stock in accordance with the Conversion Cap shall equal 25% per annum; provided, further, that the holder of any shares of Series B Preferred Stock issued in payment of the dividend pursuant to this Section 9(d)(iv) shall not be entitled to receive any dividend (including, without limitation, the 12% dividend set forth in Section 1(b)(ii) or the 25% dividend set forth in this Section 9(d)(iv)) and the Corporation shall stamp or imprint all certificates representing such shares of Series B Preferred Stock issued in payment of the dividend pursuant to this Section 9(d)(iv) with the legend set forth in Section 11(b)(ii) in addition to the legend set forth in Section 11(b)(i); and

(v) each holder of the shares of Series B Preferred Stock shall retain all rights under Section 10 (Redemption), but only with respect to such holder’s shares of Series B Preferred Stock not entitled to be converted into Common Stock in accordance with the Conversion Cap.

(e) Failure to Obtain Shareholder Approval. Notwithstanding anything contained herein to the contrary, for purposes of clarification only, until such time as the holders of Common Stock have approved each of the Nasdaq Proposal, the Articles Amendment and the Control Proposal (to the extent required), the provisions of Section 9(d) shall apply in all respects.

(f) Reservation of Shares. The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Stock, solely for issuance upon the conversion of shares of Series B Preferred Stock, one hundred percent (100%) of the applicable number of shares of Common Stock expressly permitted herein to be issued from time to time upon the conversion of the shares of Series B Preferred Stock outstanding at the time (without regard to any ownership limitations provided in Section 6(h) but subject to the limitation on conversion up to the Conversion Cap set forth in Section 9(d)(i)).

10. Redemption.

(a) The term “Redemption Price” means the Liquidation Preference per share of the shares of Series B Preferred Stock. The term “Aggregate Redemption Price” means a number equal to the product of the Redemption Price multiplied by the number of shares of Series B Preferred Stock subject to redemption, plus an amount equal to the value of all accrued and unpaid dividends on the shares of Series B Preferred Stock to be issued in kind, at a per share value equal to the Liquidation Preference.

(b) At any time after the second anniversary of the Closing Date, the Corporation shall, following receipt of a written request (a “Redemption Notice”) signed by a holder of shares of Series B Preferred Stock, redeem all of the outstanding shares of Series B Preferred Stock held by such holder at the Redemption Price.

(c) If the funds of the Corporation legally available for redemption of Series B Preferred Stock are insufficient to redeem all of the shares of Series B Preferred Stock then subject to redemption, the Corporation shall use any funds which are legally available for such redemption to redeem the maximum possible number of such shares of Series B Preferred Stock from each holder of Series B Preferred Stock pro rata based on the number of shares of Series B Preferred Stock owned by each such holder.

(d) The holder of any shares of Series B Preferred Stock shall not be entitled to receive payment of the Redemption Price for such shares until such holder shall cause to be delivered, to the secretary of the Corporation, (i) the certificates representing such shares of Series B Preferred Stock and (ii) transfer instrument(s) satisfactory to the Corporation and sufficient to transfer such shares of Series B Preferred Stock to the Corporation free of any adverse interest.

(e) Upon the date of redemption of any share of Series B Preferred Stock (the “Redemption Date”), such share will (provided the price payable upon redemption of such shares has been paid) cease to be outstanding, and all rights of any person other than the Corporation in such share shall be extinguished on the date fixed for redemption for such share (plus all rights to receive future dividends with respect to such share), except for the right to receive the Redemption Price, without interest; provided, however, that in the event that shares of Series B Preferred Stock are not redeemed on the date fixed for redemption due to a default in payment by the Corporation (that is, by the failure of the Corporation to pay the Redemption Price in), such shares of Series B Preferred Stock will remain outstanding and shall be entitled to all of the rights and preferences provided herein.

(f) Any shares of Series B Preferred Stock redeemed pursuant to this Section 10 shall be canceled and shall not be reissuable by the Corporation, and the Corporation may from time to time take such appropriate corporate action as may be necessary to reduce accordingly the number of authorized shares of Series B Preferred Stock.

11. Transfer, Continuing Rights and Compliance with Securities Laws.

(a) Transferability of shares of Series B Preferred Stock. Subject to compliance with any applicable securities laws and Section 11(c) the shares of Series B Preferred Stock or the shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock may be transferred by a holder without the consent of the Corporation. The certificates representing the shares of Series B Stock or the shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock are exchangeable at the principal office of the Corporation for certificates representing the same aggregate number of shares of Series B Stock or shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock.

(b) Legends.

(i) The Corporation shall stamp or imprint all certificates representing shares of Series B Preferred Stock and the shares of Common Stock issued upon conversion of the Series B Preferred Stock with legends in substantially the following form:

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS. NOTWITHSTANDING THE FOREGOING, THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

(ii) Pursuant to Section 9(d)(iv), the Corporation shall stamp or imprint all certificates representing shares of Series B Preferred Stock issued in payment of the dividend pursuant to Section 9(d)(iv) with legends in substantially the following form:

THE HOLDER OF THIS CERTIFICATE SHALL NOT BE ENTITLED TO ANY DIVIDENDS WITH RESPECT TO THE SHARES OF SERIES B PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE.

(c) Compliance with Securities Laws. The Corporation agrees to reissue certificates representing the shares of Series B Preferred Stock and the shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock, without the legend set forth above if at such time, prior to making any transfer of any such securities, the holder of such shares of Series B Preferred Stock shall give written notice to the Corporation upon the occurrence of: (a) either (i) the Corporation has received an opinion of counsel reasonably satisfactory to the Corporation, to the effect that the registration of such securities under the Securities Act is not required in connection with such proposed transfer, (ii) a registration statement under the Securities Act covering such proposed disposition has been filed by the Corporation with the Securities and Exchange Commission and has become effective under the Securities Act, (iii) the Corporation has received other evidence reasonably satisfactory to the Corporation that such registration and qualification under the Securities Act and any applicable state securities laws are not required, or (iv) the holder provides the Corporation with reasonable assurances that such security can be sold pursuant to Rule 144 under the Securities Act; and (b) either (i) the Corporation has received an opinion of counsel reasonably satisfactory to the Corporation, to the effect that registration or qualification under the securities or “blue sky” laws of any state is not required in connection with such proposed disposition, or (ii) compliance with applicable state securities or “blue sky” laws has been effected or a valid exemption exists with respect thereto. The Corporation will respond to any such notice from a Holder within three (3) business days. In the case of any proposed transfer hereunder, the Corporation will use reasonable efforts to comply with any such applicable state securities or “blue sky” laws, but shall in no event be required, (x) to qualify to do business in any state where it is not then qualified, (y) to take any action that would subject it to tax or to the general service of process in any state where it is not then subject, or (z) to comply with state securities or “blue sky” laws of any state for which registration by coordination is unavailable to the Corporation. The Corporation shall to maintain books for the registration and the registration of transfer of the shares of Series B Preferred Stock.

12. Notices of Record Date. In the event of any fixing by the Corporation of a record date for the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend or a dividend set forth in Section 2 hereof) or other distribution, any shares of Common Stock or other securities, or any right to subscribe for, purchase or otherwise acquire, or any option for the purchase of, any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series B Preferred Stock at least five (5) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or rights, and the amount and character of such dividend, distribution or right.

13. Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed (A) if within the United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid or by facsimile, or (B) if delivered from outside the United States, by international express courier or facsimile, and shall be deemed given (i) if delivered by first-class registered or certified mail, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed, (iv) if delivered by facsimile, upon electronic confirmation of receipt and shall be delivered as addressed as follows:

(a) if to the Corporation, to:

Verticalnet, Inc.
300 Chesterfield Parkway
Malvern, PA 19355
Attn: General Counsel
Fax: (610) 240-9470

(b)	if to a holder of Series B Preferred Stock, to the address or facsimile number appearing on the Corporation’s stockholder records or, in either case, to such other address or facsimile number as the Corporation or a holder of Series B Preferred Stock may provide to the other in accordance with this Section.

14. Stock Transfer Taxes. The issue of stock certificates upon conversion of the Series B Preferred Stock shall be made without charge to the converting holder for any transfer tax in respect of such issue; provided, however, that the Corporation shall be entitled to withhold any applicable withholding taxes with respect to such issue, if any. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in any name other than that of the holder of any of the Series B Preferred Stock converted, and the Corporation shall not be required to issue or deliver any such stock certificate unless and until the person or persons requesting the issue thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

EXHIBIT A

FORM OF CONVERSION NOTICE

(To be executed by the registered holder in order to convert shares of Series B Preferred Stock)

The undersigned hereby irrevocably elects to convert the number of shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) indicated below into shares of common stock, par value $0.01 per share (the “Common Stock”), of Verticalnet, Inc., a Pennsylvania corporation (the “Corporation”), according to the Description and Designations of the Series B Preferred Stock and the conditions hereof, as of the date written below. The undersigned hereby requests that certificates for the shares of Common Stock to be issued to the undersigned pursuant to this Conversion Notice be issued in the name of, and delivered to, the undersigned or its designee as indicated below. If the shares of Common Stock are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. A copy of the certificate representing the Series B Preferred Stock being converted is attached hereto, the original of which will be delivered to the Corporation promptly following the date hereof.

     Date of Conversion (Date of Notice)
     Number of shares of Series B Preferred Stock owned prior to Conversion
     Number of shares of Series B Preferred Stock to be Converted
     Number of shares of Common Stock to be Issued
     Applicable Conversion Value
     Number of shares of Series B Preferred Stock owned subsequent to Conversion

Conversion Information:[NAME OF HOLDER]

Address of Holder:

Issue Common Stock to (if different than above):
Name:
Address:

Tax ID #:

Mandatory Conversion Option (check if applicable):      Liquidation Preference, or

     Conversion into shares of Common Stock

The undersigned represents, subject to the accuracy of information filed under the Securities Act and the Exchange Act by the Corporation with respect to the outstanding Common Stock of the Corporation, as of the date hereof that, after giving effect to the conversion of Preferred Shares pursuant to this Conversion Notice, the undersigned will not exceed the “Beneficial Ownership Cap” contained in Section 6(h) of the Description and Designation of the Series B Preferred Stock.

Name of Holder

By:
Name:
Title: